Item 77D

As a reminder, effective November 27, 2003, GMO Short-Duration Collateral Fund (the "New Fund"), a new series of GMO Trust, commenced operations. New Fund will operate in substantially the same manner described in the Prospectuses for GMO Alpha LIBOR Fund (see "Investment by Certain Funds in GMO Alpha LIBOR Fund" in the Prospectuses). Each Fund permitted by the Prospectuses to invest in GMO Alpha LIBOR Fund (which is temporarily closed to new purchases) may invest to the same extent in New Fund, and all references in the Prospectuses to GMO Alpha LIBOR Fund's investments, strategies and risks shall also be deemed to refer to the New Fund.